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December 23, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attention:	Mark Brunhofer
Jim B. Rosenberg

Re:	China Biologic Products, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 12, 2014

File No. 1-34566

Ladies and Gentlemen:

On behalf of China Biologic Products, Inc. (the “Company”), we submit this letter in response to a comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received via e-mail on December 12, 2014, relating to the Company’s annual report on Form 10-K for the year ended December 31, 2013 (the “10-K”).

The Company respectfully submits the following responses to the Staff’s comments (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating Activities, page 59

1.	In the last paragraph on page 59 you disclose that the increase in accounts receivable from December 31, 2012 to December 31, 2013 is in line with your increase in sales. Please demonstrate to us how this statement is true when it appears that your accounts receivable increased 54% from December 31, 2012 to December 31, 2013 and sales for the year 2013 were only 10% higher than 2012 and sales for the fourth quarter of 2013 were only 25% higher than the comparable period in 2012.

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Staff of the Securities and Exchange Commission

Re: China Biologic Products, Inc.

December 23, 2014

RESPONSE:

The Company respectfully advises the Staff that the increase in accounts receivable from December 31, 2012 to December 31, 2013 was primarily due to an increase in the relative percentage of its sales to direct-sale customers (such as hospitals and inoculations centers) versus to its sales to distributors. As disclosed on pages 12 and 63 of the 10-K, the Company generally grants its direct-sale customers payment terms of up to 90 days, with a limited number of highly creditworthy customers receiving longer payment terms of up to six months. However, the Company generally requires distributors to pay upon delivery. Direct sales increased by 30% in the fourth quarter of 2013 compared to the same period in 2012. Further, as part of its efforts to optimize its sales program, the Company has increased direct sales to top class hospitals that receive such longer credit terms since mid-2013, which also contributed to the increase in direct sales and accounts receivable in the fourth quarter of 2013. Sales to top class hospitals as a percentage of total direct sales increased from 45% in the fourth quarter of 2012 to 59% in the same period in 2013. In response to the Staff’s comment, the Company proposes to revise the relevant disclosure accordingly in its future Form 10-K filings.

2.	You also disclose that your accounts receivable turnover days decreased slightly from 28 days in 2012 to 26 days in 2013. Please tell us how you computed each of these figures and explain to us how they decreased given that the rate of increase in accounts receivable balance outstanding appears to be greater that the rate of increase of your sales.

RESPONSE:

The Company respectfully advises the Staff that its accounts receivable turnover days for a given year is calculated as the average of the opening and closing balances of accounts receivable in that year divided by sales in that year and multiplied by 365 days. The Company believes this calculation is consistent with the market practice.

	2013	2012
Accounts receivable - opening balance	$11,206,244	$16,757,368
Accounts receivable - ending balance	$17,270,132	$11,206,244
Accounts receivable - average balance	$14,238,188	$13,981,806

Sales	$203,356,856	$184,813,495
Accounts receivable turnover days	25.6	27.6

As disclosed on page 59 of the 10-K, the Company’s accounts receivable decreased significantly from December 31, 2011 to December 2012 primarily due to its collection efforts since mid-2012. However, due to the high opening balance of accounts receivable in 2012, the average balance of accounts receivable was only 2% higher in 2013 than in 2012. As sales increased by 10% in 2013 from 2012, accounts receivable turnover days decreased slightly from 2012 to 2013.

Staff of the Securities and Exchange Commission

Re: China Biologic Products, Inc.

December 23, 2014

Seasonality of our Sales, page 61

3.	You disclose that your operating results and operating cash flows have historically not been subject to seasonal variations. If you are not subject to seasonality, please tell us why your net sales in the fourth quarter of 2013, 2012 and 2011 were 19.9%, 36.2% and 13.7% lower, respectively, than your corresponding third quarter net sales for each year as disclosed on page 66 and the corresponding disclosure in your 2012 Form 10-K. This trend also appears to continue into 2014 as based on the outlook guidance you provide in your third quarter 2014 earnings release it appears that you expect fourth quarter 2014 net sales to range from $54.7 million to $59.7 million a decrease of approximately 13% to 20% from third quarter 2014 net sales of $68.9 million. In your response tell us your consideration to disclose this trend in your filings or point us to the relevant disclosures already in your filings.

RESPONSE:

The Company respectfully advises the Staff that the lower sales in the fourth quarter of each of 2011, 2012 and 2013 were primarily due to non-seasonal factors as described in the next paragraphs. Similarly, the expected lower sales in the fourth quarter of 2014 were also primarily due to non-seasonal factors.

As disclosed on page 8 of the 10-K, under the “Measures on Reforming Plasma Collection Stations” promulgated by the PRC Ministry of Health, plasma stations in China must be owned and managed by plasma-based biopharmaceutical companies. As a result, plasma-based biopharmaceutical companies can only source raw material plasma from plasma stations that they own and manage and may not purchase raw material plasma from third party plasma stations absent special government approval under extraordinary circumstances. Consequently, the Company’s production volume, and hence sales volume, of plasma products for a given period is limited by its raw material plasma inventory and the amount of additional raw material plasma that its plasma stations are able to collect. Production volumes also face time constraints as collected plasma which passes quality testing cannot be used to produce plasma products until the applicable donor donates again after a 90-day quarantine period and the subsequently donated plasma passes quality testing as well, which means that newly collected plasma cannot be used in production until three month of its collection. Furthermore, as disclosed on page 24 of the 10-K, each batch of the Company’s plasma products must pass government inspection before shipment, and such government inspection usually takes more than one month per batch. The significant production lead-time and the government inspection further limit the Company’s ability to quickly expand production and sales in response to changes in market conditions. As a result of unexpected demand, in certain periods, the Company has not been able to ramp production and sales in subsequent periods have declined as a result.

Staff of the Securities and Exchange Commission

Re: China Biologic Products, Inc.

December 23, 2014

In addition, as disclosed on page 33 of the Company’s Annual Report on Form 10-K for 2011, four of the Company’s plasma stations in Guizhou Province were closed in the third quarter of 2011. In response to the expected decrease in plasma collection resulting from the closure of these plasma stations, the Company intentionally controlled its monthly production and sales volumes to preserve its plasma inventory to sustain its operations and maintain supply to key customers in a longer term. As a result, the Company’s sales decreased in the fourth quarter of 2011 from the previous quarter.

Demand for products in 2012 outstripped the Company’s ability to supply, which was adversely impacted by the closure of the Guizhou plasma stations and other factors. As disclosed on page 54 of the Company’s Annual Report on Form 10-K for 2012, there was a shortage in the supply of plasma products in 2012 due to the closure of plasma stations in Guizhou Province in 2011. To a lesser extent, as disclosed on page 18 of the Company’s quarterly report on Form 10-Q for the third quarter of 2012, outbreaks of Hand-Foot-and-Mouth Disease also contributed to increased market demand for the Company’s IVIG products in the first nine months of 2012. As a result of the increased market demand for the Company’s plasma products, sales of the Company’s plasma products in the first nine months of 2012 exceeded the Company’s expectations. Constrained by its limited inventory of raw material plasma and other factors, the Company reduced sales in the fourth quarter of 2012 to maintain supply to key customers while rebuilding its inventories.

Similarly, growth in the demand for the Company’s plasma products outstripped the growth in the Company’s plasma collection and production in 2013 due to raw material shortages. The Company had to reduce its sales in the fourth quarter of 2013 after generating higher sales than expected in the first three quarters of 2013. In addition, as disclosed on page 51 of the 10-K, the Company reduced its sales of certain products to smooth out the impact of the reduced production volume and maintain its sales channels and customer relationship during the production suspension at its production facility in Guizhou Province, which also contributed to the lower sales in the fourth quarter of 2013.

The Company indicated in its earnings release that it expected sales in the fourth quarter of 2014 to decrease from the third quarter primarily due to its limited inventory of IVIG and albumin products due to the long-lead time for those products and applicable government inspections. Similarly, growth in the demand for the Company’s plasma products outstripped the growth in the Company’s plasma collection and production in 2014 due to raw materials shortages. In addition, as disclosed on page 24 of the Company’s quarterly report on Form 10-Q for the three months ended September 30, 2014, the Company’s sales of IVIG products increased significantly due to outbreaks of the Hand-Foot-and-Mouth Disease and increased sales to distributors in tier-one cities and new markets in China during the first nine months of 2014. As a result, the Company’s inventory of IVIG and albumin products available for sale decreased significantly at the end of the third quarter of 2014. Given the production lead-time and the required inspection by Chinese government regulators, the Company expected that its sales of IVIG and albumin products and consequently its total sales would decrease in the fourth quarter of 2014.

Staff of the Securities and Exchange Commission

Re: China Biologic Products, Inc.

December 23, 2014

Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 66

4.	Please confirm to us that you and KPMG applied the 1992 Framework issued by COSO and not the Updated Framework for assessments made after May 14, 2013.

RESPONSE:

The Company confirms that the Company and KPMG both applied the 1992 Framework issued by COSO and not the Updated Framework for assessments made after May 14, 2013.

Notes to Consolidated Financial Statements

Note 4 – Inventories, page F-14

5.	You disclose that raw materials are comprised mainly of human blood plasma collected from your plasma collection stations. In your raw materials disclosure on page 11 you indicate that you maintain approximately six months of plasma production on hand. As human plasma has a definitive useful shelf-life, and as it appears from the cost of sales amount for the nine months ended September 30, 2014 as reported in your most recent Form 10-Q that you continue to have a significant amount of the inventory on hand at December 31, 2013 still on hand at September 30, 2014, please explain to us why you do not appear to have a significant allowance for excessive or obsolete inventory at either December 31, 2013 or September 30, 2014. In your response please tell us the shelf-life of your various components of inventory (i.e., raw material plasma, work-in-process and finished goods by product) and explain whether the processing of raw material into finished goods extends the shelf-life of the underlying plasma.

RESPONSE:

The Company respectfully advises the Staff that inventories are stated at the lower of cost or market. As disclosed on page 63 of the 10-K, the Company reviews inventory periodically for possible obsolete goods and cost in excess of net realizable value to determine if any reserves are necessary. Net realizable value is estimated based on historical and forecasted demand. Consistent with industry practice, inventories past their shelf-life and raw material plasma collected a year ago whose donor has not since donated again are deemed obsolete and excess inventories. The Company estimates and makes full provision for such obsolete and excess inventories based on past experience.

Staff of the Securities and Exchange Commission

Re: China Biologic Products, Inc.

December 23, 2014

The Company periodically assesses whether its inventory and raw materials are excess or obsolete on at least a quarterly basis. The Company evaluates whether the shelf-life of the inventory and raw materials are approaching and the likelihood that the Company will be able to sell the inventory or raw materials prior to such expiration and at what sales prices. This analysis is conducted on a product by product and component by component basis. If the Company believes it cannot sell such inventory or raw materials prior to expiration at a price in excess of the cost of such inventory or raw materials, the Company takes a charge accordingly. In the event that the Company ultimately sells such previously written down inventory or raw materials before the end of the useful life of such items, the Company reverses the reserve established.

As stated in the Company’s response to the Staff’s comment 3 above, collected plasma which passes quality testing cannot be used to produce plasma products until its donor donates again after a 90-day quarantine period and the subsequently donated plasma passes quality testing as well. In consequence, market practice, which the Company follows, is to maintain significant inventories of raw material plasma. In addition to the reason described above, the Company had accumulated significant inventories on December 31, 2013 and September 30, 2014 due to the suspension of its production facility in Guizhou Province from July 2013 to March 2014. However, the shelf-life of only a small portion of such inventories had expired on December 31, 2013 and September 30, 2014.

The following table sets forth the shelf-life of the Company’s inventory.

Inventory	Shelf-Life
Raw material plasma	3 years after collection
Work-in-process	6 months to 2 years after fractionation
Finished goods	2 to 3 years after bottling/packaging

As indicated in the table above, the processing of raw material plasma into work-in-process and finished goods extends the shelf-life of the underlying plasma. As of December 31, 2013 and September 30, 2014, the Company determined that the net realizable value of the vast majority of these inventories equaled or exceeded their carrying value and consequently did not record significant allowance for excessive or obsolete inventory. For those obsolete and excess inventories, as disclosed in the unaudited condensed consolidated statements of cash flows for the nine months ended September 30, 2014 and 2013 included in the Company’s quarterly report for the three months ended September 30, 2014, the Company wrote down their carrying amount to the estimated net realizable value.

* * * * *

Staff of the Securities and Exchange Commission

Re: China Biologic Products, Inc.

December 23, 2014

In responding to the Staff’s comments, the Company has authorized the undersigned to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding the 10-K, please do not hesitate to contact Weiheng Chen at (852) 3972-4988 of this firm or me at (650) 320-4509.

Sincerely yours,

Julia Reigel

cc:	China Biologic Products, Inc.
Ming Yang, Chief Financial Officer

Wilson Sonsini Goodrich & Rosati, P.C.
Weiheng Chen
Kefei Li

KPMG
Ryan Kwok
Alex Choi